May 4, 2021

FILED VIA EDGAR

Ms. Karen Rossotto

Ms. Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NW

Washington DC 20549

Re:	Clough Global Equity Fund (File Nos. 333-254016; 811-21712) Clough Global Dividend and Income Fund (File Nos. 333-254017; 811-21583) Clough Global Opportunities Fund (File Nos. 333-232062; 811-21846)

(the three closed-end funds are referred to as the “Funds”)

Clough Funds Trust (File Nos. 333-204408; 811-23059 (the “Open-End Fund”)

Dear Ms. Rossotto and Ms. Fettig:

On March 9, 2021, the Funds filed Post-Effective and Pre-Effective Amendments, as applicable, to their respective Registration Statements on Form N-2 (“Amendments”) with the U.S. Securities and Exchange Commission (“SEC”). On April 7, 2021 and April 12, 2021, you provided oral comments regarding the Form N-2 registrations statements and also SOX comments regarding the Shareholder Reports of the Funds and Open-End Fund. Your comments and the Funds’ responses are set forth below. Defined terms used below have the same meanings as in the Amendments. Changes to each Fund’s registration statement are being filed in a Pre-Effective Amendment. Any necessary additional changes, including numbers that will be determined at the time the registration statements become effective, will be made in the definitive prospectuses filed pursuant to Rule 497.

I. N-2 Disclosure Comments

Clough Global Dividend and Income Fund

1. Please advise the staff supplementally whether investment in swaps and options are considered by the Fund to be a principal policy? If so, please add appropriate risk disclosure.

Comment 1 Response: This will confirm that each Fund has disclosed in the investment strategy section of the Summary Prospectus its principal strategies. This will also confirm that there is risk disclosure for each principal strategy. Because the Fund’s investments in options are typically under 5% of total assets, they are not considered a principal investment strategy of the Funds. Each Fund’s investments in swaps, if measured by notional value, may exceed 5% and a reference to swaps has been added in each Fund’s “Investment Objective and Policies” section and the relevant risk disclosures have been added.

2. Regarding the discussion of investments in foreign countries on page 1, explain supplementally how the Fund complies with the “Name Rule.” Also explain what is meant by the word “located” in the investment objectives of the Funds.

Comment 2 Response: The SEC Staff conducted Sarbanes-Oxley reviews of the 2012, 2015, and 2017 Annual Reports to Shareholders of these Funds. In addition, the SEC staff reviewed each of the Funds’ rights offering registration statements on Form N-2 in 2019. In each case, the SEC staff asked the Funds to explain their international investment policies in light of Rule 35d-1. The Funds did explain why Rule 35d-1 does not apply to the term “global,” and there were no further comments from the SEC Staff.

1. The SEC adopted Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”) to address misleading names. The Release adopting Rule 35d-1 stated that the terms “international” and “global” “connote diversification among investments in a number of different countries throughout the world … and will not be subject to the Rule.” 1940 Act Release IC-24828 (Jan. 17, 2001) at N. 42.

2. On December 4, 2001, the SEC staff issued a “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” that confirms in Question 10 that the name of each Fund is not subject to Rule 35d-1. Question 10 and the SEC guidance are reproduced below:

“Question 10

Q: How does rule 35d-1 apply to a fund with a name that includes the term "global" or "international," followed by a term that suggests a particular type of investment, such as "fixed income?"

A: The terms "international" and "global" connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.11 However, a fund that has a name containing both the term "global" or "international," and a term that suggests that the fund focuses its investments in a particular type of investment, e.g., "fixed income," will be expected to comply with the 80% investment requirement with respect to the latter term.”

3. In addition, in 2012, the Investment Company Institute sought clarification from the SEC staff regarding the applicability of Rule 35d-1 to the term “global.” The ICI reported that the SEC Staff believes that funds that include the term “global” in the fund name may comply with the Fund Name Rule by stating in the prospectus that the Fund will “invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the U.S. or, if conditions are not favorable, invest at least 30 percent of its assets outside the U.S.” See Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012), available at http://ici.org/my_ici/memorandum/ci.memo26215.print. The ICI Memorandum also reported that the SEC Staff does not believe that this approach is compulsory.

Each Funds has revised clarified the policy in each place where it appears and eliminated the references to “located” and also ETFs in the Summary Prospectuses. The following is the revised sentence:

“Under normal circumstances, the Fund expects to invest in securities of issuers of at least three countries (in addition to the United States). Unless market conditions are deemed unfavorable, the Fund expects that the market value of the Fund’s long and short positions in securities of issuers organized outside the United States and issuers doing a substantial amount of business outside the United States (greater than 50% of revenues derived from outside of the United States) will represent at least 40% of the Fund’s net assets.”

3. Please explain what is meant by “augment” in the fourth sentence on page 1.

Comment 3 Response: The Funds have deleted the references to “The Fund will also, in certain situations, augment its investment position by purchasing call options…” In its place, the following has been substituted: “The Funds also many invest in call options….”

4. Explain supplementally why the Prospectus states at the bottom of page 1 that REIT investments are not expected to be “significant” when the most recent N-CSR filing has a statement that highlights the impact of REIT investments on performance.

Comment 4 Response: The Funds removed the language in the recent Prospectus because investments in REITs in the future will not typically exceed 5% (i.e. not a “principal” strategy). Each Fund will reflect these changes in future N-CSR filings.

5. At the top of page 2 there is a reference to investments for temporary or defensive purposes. The SEC staff believes these types of statements should not be up front but instead moved to the Statutory Prospectus section.

Comment 5 Response: The reference to investments for temporary or defensive purposes has been deleted from the “Investment Objective and Policies” section for each Fund.

6. Regarding the statement in the third sentence on page 2 that “The Fund may use a variety of investment techniques…” the Fund should disclose what they are.

Comment 6 Response: The following language has been added in italics to each Fund’s Prospectus, “The Fund may use a variety of investment techniques, including shorting strategies, use of derivatives, and use of long-dated bonds, designed to capitalize on declines in the market price of equity securities or declines in market indices (e.g., the Fund may establish short positions in specific stocks or stock indices) based on the Fund’s investment adviser’s investment outlook.”

7. We note your statement that the terms of any preferred shares may materially limit and/or qualify the rights of common shareholders. If a preferred share offering precedes a common share offering, please tell us your plans for disclosing to potential purchasers the actual limits and/or qualifications on their rights as common shareholders, including what sort of disclosure you'd provide and how you'd provide it.

Comment 7 Response: In the event a Fund does offer preferred shares, it will disclose in the Prospectus Supplement and in its Annual Report to Shareholders terms that affect the rights of owners of common shares including the actual limits and/or qualifications on their rights as shareholders.

8. Disclose what is meant by the reference at the end of the “Preferred Shares” section to “investment management techniques.”

Comment 8 Response: The following language (in italics) has been added to each Fund’s prospectus, “The Fund may use a variety of investment techniques, including shorting strategies, use of derivatives and use of long-dated bonds, designed to capitalize on declines in the market price of equity securities or declines in market indices (e.g., the Fund may establish short positions in specific stocks or stock indices) based on the Fund’s investment adviser’s investment outlook.”

9. Revise the “Foreign Securities Risk” section on page 10 to eliminate discussion of strategy.

Comment 9 Response: Each Fund’s “Foreign Securities Risk” disclosure has been revised to state the following: “Foreign Securities Risk. The Fund may invest in securities principally traded in securities markets outside the United States. Foreign investments may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations. There may be less publicly available information about a foreign company than about a U.S. company, and foreign companies may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those applicable to U.S. companies. Securities of some foreign companies may be less liquid or more volatile than securities of U.S. companies, and foreign brokerage commissions and custodian fees are generally higher than in the United States. Investments in foreign securities may also be subject to other risks different from those affecting U.S. investments, including local political or economic developments, expropriation or nationalization of assets and imposition of withholding taxes on dividend or interest payments.”

10. Regarding the “Preferred Securities Risk” section of the Prospectus on page 11, disclose up front that preferred shares investments are an investment strategy.

Comment 10 Response: Each Fund has not added “preferred securities” to its “Investment Objective and Policies” section of its Prospectus since it is not a principal strategy of the Funds. As a result, each Fund has deleted “Preferred Securities Risk” from its “Principal Risks” section.

11. The sentence at the top of page 12 referring to REITs appears duplicative.

Comment 11 Response: The duplicative REITs disclosure has been deleted.

12. Please include a discussion of hedging in the “Investment Objectives and Policies” section of the Summary Prospectus.

Comment 12 Response: A reference to hedging has been added to the “Investment Objective and Policies” section.

13. Discussions of strategy in the following risk sections of the Summary Prospectus on pages 12 and 14 should be removed:

---Derivatives Risk

---Convertible Securities Risk

---Liquidity Risk

Comment 13 Response: These three investment strategies are considered to be principal strategies. The following sentences have been added back to the Summary Prospectuses in “Derivatives Risk” for all three Funds: “The Fund may acquire put and call options and options on stock indices and enter into stock index futures contracts, certain credit derivatives transactions and short sales in connection with its equity investments. In connection with the Fund’s investments in debt securities, it may enter into related derivatives transactions such as interest rate futures, swaps and options thereon and certain credit derivatives transactions.”

The following sentence has been added back to the Summary Prospectuses in “Convertible Securities Risk” for the Dividend and Income Fund and the Opportunities Fund: “Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.”

The following sentence has been added back to the Summary Prospectuses in “Liquidity Risk” for all three Funds: “Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the trustees of the Fund.”

14. It is the position of the SEC Staff that there should be disclosure of portfolio turnover as an investment strategy if it is typically over 100%.

Comment 14 Response: Portfolio turnover has been added as an investment strategy in the “Investment Objective and Policies” section of each Fund’s Prospectus.

15. Add risk disclosure for the following:

---ETFs

---Depositary Receipts

---Warrants

Comment 15 Response: Risk disclosure for Depositary Receipts has been added. Each Fund has not added risk disclosure for investments in ETFs and Warrants because they are not principal strategies for the Funds.

16. In the “Distributions” section of the Prospectus on page 16, disclose what will happen to the distribution policy after December 2021.

Comment 16 Response: The Board of each Fund will determine the distribution policy based on prevailing market conditions and related considerations at the time when the Board is making this determination. Based on current conditions, Clough expects it will likely recommend that the rate continue to be set at 10% as per the current policy after December 2021.

17. The “Distributions” section of the Prospectus refers to distributions of principal. The Fund should disclose the tax treatment somewhere in the Prospectus.

Comment 17 Response: Each Fund currently discloses tax treatment in the “Distributions” section of the Fund’s Prospectus. The Funds have clarified that distributions of principal will affect the tax basis of the shares owned and shareholder may pay taxes when shares are sold.”

18. In the Fee Table in the Prospectus on pages 18 and 19, explain supplementally the basis for the assumptions in footnotes 5 and 7.

Comment 18 Response: In the Fee Table provided for the each Fund, Footnote 5 assumes the use of combined leverage, comprised of preferred stock and borrowing under the Credit Agreement, of 33% of total assets, where total assets includes additional assets raised as result the maximum offering of common shares and preferred shares. The amount of borrowing under the Credit Agreement is determined by considering the remaining combined leverage capacity after the maximum preferred shares offering. The interest rate on borrowing was based on each Fund’s Credit Agreement. Footnote 7 assumes the maximum offering of preferred shares (the basis for this calculation is included in the response to Registration Statement Comment 6) and assumed the dividend rate of 4.00%. The Funds will update the Fee Table in connection with any take downs of shares under a registration statement.

19. Confirm supplementally that short sales expenses are included in the Fee Table.

Comment 19 Response: Each Fund confirms that expenses related to short sales are included in “Other Expenses” in the Fee Table.

20. Revise the last sentence on page 66 to address the terms of the current agreement.

Comment 20 Response: Each Fund’s Prospectus has been revised to state, “The credit facility contains covenants that, among other things, limit the Fund’s ability to incur additional debt, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and may require asset coverage ratios in addition to those required by the 1940 Act.”

21. We note that the fund is currently borrowing the maximum amount under its credit facility and that borrowings under the facility are secured by assets of the fund that are held in a separate account at the custodian. Disclose briefly what happens if the fund exceeds the maximum commitment (i.e., does it need to post additional collateral, can the custodian sell fund assets etc). In addition, please disclose any collateral quality requirements and the impact it may have on portfolio management, if material. In addition, please advise us whether the lending agreement with BNP, particularly its ability to re-register Lent Securities, is market standard and explain in correspondence how this impacts the pledged collateral

Comment 21 Response: In the event a borrowing exceeds the maximum commitment, a Fund would be required to reduce the leverage and to make corresponding adjustments to a Fund’s portfolio of investments. BNP does not have the authority to sell securities. The maximum commitment has been exceeded only once (in 2008) and the Fund sold securities to reduce borrowings without any material or significant impact on shareholders.

The collateral quality requirement under the BNP agreement broadly permits securities traded on U.S. and foreign securities exchanges to serve as collateral. These are the types of securities that constitute a substantial portion of each Fund’s portfolio. The Funds believe the agreements with BNP are standard forms of agreements that BNP has with its investment fund clients.

22. Advise the staff supplementally whether there are any quality requirements in the credit facility agreement that might limit investments.

Comment 22 Response: There are quality requirements in each Fund’s credit facility agreement, but they have not presented a portfolio management issue based on the type of assets each Fund holds. Quality requirements include, but are not limited to, adjustments for the liquidity of and volatility of equity securities, S&P or Moody’s credit ratings for bonds, and adjustments for the liquidity of debt securities.

23. Advise the staff supplementally whether provisions of the lending agreement specifying required collateral might limit Fund investments.

Comment 23 Response: The collateral requirements included in each Fund’s lending agreement have not affected the Funds’ investments. Under normal market conditions, the collateral requirements have not been a portfolio management issue. In unusual markets (e.g., the 2008 financial crisis), collateral may need to be adjusted on a daily basis and a Fund may be required to reduce leverage.

24. Explain supplementally why the 2015 Annual Report is incorporated by reference and how the Fund will address the ten year Financial Highlights requirement going forward.

Comment 24 Response: The 2015 Annual Report is incorporated by reference to comply with the requirements of Form N-2 to include financial highlights for each Fund for the ten most recent fiscal years. Each Fund will include its financial highlights for the ten most recent fiscal years in the Fund’s next N-CSR.

25. The SEC staff in the past has not reviewed agreements filed as exhibits to Form N-2 but might do so in the future.

Comment 25 Response: The Funds understand that in connection with any future offering, the SEC Staff might review agreements filed as exhibits to Form N-2.

26. Review the undertakings in Item 34 and confirm that they comply with Instruction A2.

Comment 26 Response: Each Fund has included its undertakings in Item 34 of the Registration Statement in compliance with Instruction A.2.

Clough Global Equity Fund

27. Consider whether to disclose in the strategy section the use of call options.

Comment 27 Response: The disclosure on call options has been revised to allow up to 12% (to match the existing disclosure for Global Opportunities Fund). Global Equity Fund has not previously used call options to this extent and would prefer not to include call options as a principal investment strategy for the Fund.

28. Confirm supplementally that there have been no changes in fundamental policies.

Comment 28 Response: Each Fund confirms that there have been no changes in fundamental policies.

Clough Global Opportunities Fund

29. Disclose whether the Fund may invest in unsponsored depositary receipts.

Comment 29 Response: The Fund does not currently invest in unsponsored depositary receipts and has not done so for at least five years.

30. Consider whether to include depositary receipts as a principal risk.

Comment 3 Response: The Fund’s investments in depositary receipts are likely not to be more than 5% of the Fund’s assets, and therefore, we have not included depositary receipts as a principal risk of the Fund.

31. If short sales are a principal strategy, consider whether to add a separate risk disclosure in addition to the “Derivatives Risk” section.

Comment 31 Response: The Fund has added a separate “Short Sales Risk” disclosure for the Fund.

32. Disclose if the Fund will invest in contingent convertibles and, if so, add risk disclosure.

Comment 32 Response: The Fund does not invest in contingent convertibles.

33. Add ETF risk disclosure.

Comment 33 Response: We have not added ETF risk disclosure for the Fund since it is not a principal strategy of the Fund and removed the reference to ETFs from the “Investment Objectives and Policies”.

II. Form N-2 Accounting Comments

Global Comments

1. Include updated consents with each N-2 filing.

Comment 1 Response: Each Fund will include updated consents with its N-2 filing.

2. For future filings, include the financial disclosures required by Form N-2, Item 24, Instruction 4(h).

Comment 2 Response: For future filings, each Fund will include the financial disclosures required by Form N-2, Instruction 4(h).

3. The amounts of borrowing outstanding appear to have increased leverage. Explain how the Funds comply with asset coverage under Section 18 of the Investment Company Act.

Comment 3 Response: At the time of issuance of any additional indebtedness, each Fund’s asset coverage ratio is reviewed to ensure that the Fund can satisfy the 300% or more asset coverage requirement pursuant to Section 18(a)(1) of the Investment Company Act. Clough also has a procedure in place to monitor a Fund’s asset coverage ratio. If a ratio were to fall below the applicable level required under the 1940 Act, a Fund would be required to reduce the leverage and to make corresponding adjustments to a Fund’s portfolio of investments.

4. Confirm that you have reviewed ADI 2020-11 on Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets and incorporated any changes to the Emerging Markets Risk.

Comment 4 Response: We have reviewed ADI 2020-11 on Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets and do not believe any changes to the Emerging Markets Risk need to be made.

5. Add lines in the Fee Table wherever amounts are sums.

Comment 5 Response: Lines have been added to each Fund’s Fee Table wherever amounts are sums.

6. Explain the basis for estimates in Footnote 1 to the Fee Table. Explain how the Funds arrived at the estimates of each Fund’s proceeds.

Comment 6 Response: The Funds assumed that each of the Funds is most likely to have rights offering with 1 right for every 3 shares, plus a potential 25% oversubscription. The Funds assumed the maximum amount of preferred that could be issued is 50% of the net asset value of the Fund because Section 18 of the 1940 Act requires 300% total asset coverage immediately after the preferred is issued.

7. Revise Footnote 3 to the fee table to state, “… net assets attributable to common shares…”

Comment 7 Response: This change has been made in each Fund’s Prospectus.

8. Include hyperlinks to the information incorporated by reference in the “Incorporation by Reference” section.

Comment 8 Response: Hyperlinks to the information incorporated by reference have been added to each Fund’s “Incorporation by Reference” section of the Prospectus.

9. Explain how you will comply in future filings with the 10-year financial highlights requirement.

Comment 9 Response: In the future, a full ten years Financial Highlights table will be included in each Fund’s Annual Report to Shareholders.

10. Because the Funds’ future Annual Reports will be incorporated by reference upon filing, confirm that auditor consents for the registration statements will be filed with the Annual Reports. The staff believes the prospectuses should include either a senior securities table or an express incorporation by reference to the senior securities table in Annual Reports.

Comment 10 Response: We confirm that, because the Funds’ future Annual Reports will be incorporated by reference upon filing, auditor consents for the registration statements will be filed with the Annual Reports. The Funds have added a senior securities table to the prospectuses and will include a senior securities table in the Annual Reports.

11. Explain how the requirements of Form N-2, Item 4(3) regarding senior securities have been met.

Comment 11 Response: Each Fund has included the information required by Form N-2, Item 4(3) regarding senior securities in its Prospectus.

Global Dividend and Income Fund

12. The investment objective has changed to include “current income.” Confirm that the description of the Fund’s investment objective is accurate. Confirm that the investment objectives are consistent throughout.

Comment 12 Response: This confirms that the investment objective of the Fund is correctly described throughout the registration statement as “total return and current income.”

13. Address the discrepancies below between the Fund’s recent N-CSR filing and the Prospectus:

(a) The following disclosure is not included Fund’s Investment Objective in the Fund recent N-CSR filing, “The Fund will not invest more than 33% of its total assets, at the time of acquisition, in securities (including equity and fixed income securities) of governments and companies in emerging markets. The Fund may also invest a portion of its assets in real estate investment trusts, or “REITs”, but the Fund does not expect that portion to be significant.”

(b) The following disclosure is not included Fund’s Investment Objective in the Fund recent N-CSR filing, “Subject to the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended (the "Code"), the Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Fund exceeds 30% of the value of its total assets. No assurances can be given that the Fund’s investment objective will be achieved.”

(c) The following disclosure is not included Fund’s Investment Objective in the Fund recent N-CSR filing, “The Fund will also, in certain situations, augment its investment positions by purchasing call options, both on specific equity securities, as well as securities representing exposure to equity sectors or indices and fixed income indices, including options on indices and exchange traded funds (“ETFs”).”

Comment 13 Response: Each Fund’s Registration Statement was prepared after the filing of the Annual Reports. Future Annual Reports will reflect the most recent disclosure in each Registration Statement.

14. Consider whether investments in futures should be included in the “Investment Objective and Policies” section of the Fund’s Prospectus.

Comment 14 Response: Investments in futures has been added to the Fund’s “Investment Objective and Policies” section.

Global Opportunities Fund

15. Consider whether investments in futures should be included in the “Investment Objective and Policies” section of the Fund’s Prospectus.

Comment 15 Response: Investments in futures has been added to the Fund’s “Investment Objective and Policies” section.

16. Consider deleting the duplicate reference to “Debt Securities Risk “in the “Risk Factors and Special Considerations” section of the Fund’s Prospectus.

Comment 16 Response: The duplicate reference to “Debt Securities Risk” in the “Risk Factors and Special Considerations” section has been deleted.

17. Update the statement below the chart in the “Description of Capital Structure -- Common Shares” section to reflect the most recent quarter.

Comment 17 Response: This change has been made.

Global Equity Fund

18. Address the discrepancies below between the Fund’s recent N-CSR filing and the Prospectus:

(a) The following disclosure is not included Fund’s Investment Objective in the Fund recent N-CSR filing, “The Fund will not invest more than 33% of its total assets, at the time of acquisition, in securities (including equity and fixed income securities) of governments and companies in emerging markets. The Fund may also invest a portion of its assets in real estate investment trusts, or “REITs”, but the Fund does not expect that portion to be significant.”

(b) The following disclosure is not included Fund’s Investment Objective in the Fund recent N-CSR filing, “Subject to the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended (the "Code"), the Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Fund exceeds 30% of the value of its total assets. No assurances can be given that the Fund’s investment objective will be achieved.”

(c) The following disclosure is not included Fund’s Investment Objective in the Fund recent N-CSR filing, “Clough believes that its theme-based portfolio strategy will present periods of time when Clough has a particularly high degree of confidence in the Fund's investment positions. During these occasions, the Fund may purchase call options in order to enhance investment returns. The Fund may also purchase such options at other times if Clough believes it would be beneficial to the Fund to do so. The Fund's use of such option strategies is expected to be opportunistic in nature and the Fund is not required to maintain any particular percentage of assets in call option premium. Call option premiums, when utilized, will typically be less than 12% of total assets.”

(d) The following disclosure is not included Fund’s Investment Objective in the Fund Prospectus, “Clough will identify geographic areas (in particular, emerging markets) in which it intends to invest a portion of Fund assets and how much to invest in that geographic location. In addition to identifying and purchasing individual securities in these markets, Clough may purchase iShares ETFs to gain wider exposure to particular markets or regions without incurring the expense of purchasing numerous foreign securities, and thereby rely on the iShares ETFs to identify the companies in those regions in which to invest.”

Comment 18 Response: The Funds’ registration statements were prepared after the preparation of the Annual Reports. Future Annual Reports will reflect the most recent disclosure in the registration statements. Please also note that the Fund is dropping the reference to iShares in order to avoid potentially limiting the ETFs in which it may invest.

19. Consider whether investments in futures should be included in the “Investment Objective and Policies” section of the Fund’s Prospectus.

Comment 19 Response: Investments in futures has been added to the Fund’s “Investment Objective and Policies” section.

20. The staff noted that borrowings of all three Funds appeared to exceed the 300% asset limit of Section 18 as of October 31, 2020, their fiscal year ends.

a.	Explain how the Funds were in compliance with Section 18.
b.	Describe the compliance procedures in effect, including actions taken after October 31, 2020.
c.	How and when did the Funds become aware that they exceeded the 300% requirement?
d.	What was the qualitative and quantitative impact on the portfolio of actions taken?
e.	Was it material and what was the timing of actions?
f.	Explain if the Funds consider all outstanding borrowings to be senior securities for purposes of calculations and compliance.
g.	Disclose actual asset coverage ratios and pro forma asset coverage ratios in Prospectus Supplements if an offering is made under a registration statement.

Comment 20 Response: Section 18(a)(1) requires closed-end funds to have 300% asset coverage but only applies immediately after issuance of a senior security when the senior security is a bank loan or other privately negotiated borrowing. It states that “It shall be unlawful for any registered closed-end company to issue any class of senior security…(1) if such class of senior security represents an indebtedness [unless] (A) immediately after such issuance or sale, it will have an asset coverage of at least 300 per centum…” Subsections (B) and (C) contain certain additional ongoing restrictions that are not applicable in the case of the Funds by virtue of the second paragraph of Section 18(g), which provides that “’senior security,’ when used in subparagraphs (B) and (C) of paragraph (1) of subsection (a), shall not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged…”

In response to the specific questions, we do believe that the BNP loan is a senior security. However, the 300% asset coverage test only applies at the time of a borrowing or an increase in a borrowing under the BNP agreement. In the past, the Section 18(1)(1)(A) 300% requirement has been taken into consideration at the time of any increase in a borrowing by a Fund. Although not required for compliance with Section 18, ALPS Fund Services does monitor and report each business day to Clough each Fund’s net assets, the amount borrowed and the asset coverage leverage ratio. Because Section 18 does not require 300% coverage on an ongoing basis, unless there is a portfolio management reason to do so, the Funds do not take any action when their asset coverage ratio falls below 300%.

The Funds will disclose actual asset coverage ratios and pro forma asset coverage ratios in Prospectus Supplements if an offering is made under a registration statement.

III. SOX Comments:

1. Each of the shareholder letters includes the following note: “Based on current estimates, we anticipate that the most recent distribution has been paid from short-term and long-term capital gains.” Explain the accuracy of this statement, as this statement appears inconsistent with the most recent 19(a) notices for certain funds.

Comment 1 Response: The comment regarding “most recent distribution” originally was misinterpreted to mean the March or April 2021 distribution. Because the reference is to the shareholder letter dated October 31, 2020 in the Annual Report, in this case the most recent distribution is for pay date October 30, 2020. The language below the shareholder letter citing expected distribution sources was unintentionally carried forward from the prior Annual Report.

2. With respect to the Clough Dividend and Income Fund and Clough Global Opportunity Fund, explain how their custom benchmarks are appropriate broad-based indexes. The SEC staff believes that the Funds should add another broad based index that is published.

Comment 2 Response:

The Dividend and Income Fund and the Opportunities Fund will include as a benchmark index the Morningstar Global Allocation Index, ticker MSAAGAT. This is basically a 60/40 equity to fixed income index, with the global part roughly 50/50 US to international equities.

3.	(a) With respect to the Open-End and Closed-End Funds, Regulation FX, Article 12-12, footnote 2, requires the categorization by the type of investment and the related industry, country or geographic region of the investment. We note that only the common stock appear to be categorized in this manner. Confirm whether any other investment types should be categorized this way for the Funds.

(b) With respect to the Open-End and Closed-End Funds, disclose the value in futures filings as required by Regulation FX, Article 12-13A.

Comment 3 Response: Each Fund will address this comment in the October 31, 2021 Annual Report.

4.	(a) With respect to the Open-End and Closed-End Funds, disclose the upfront payments or receipts as required by Regulation FX, Article 12-13C.

(b) With respect to the Open-End and Closed-End Funds, disclose the frequency of payment as required by Regulation FX, Article 12-13C.

Comment 4 Response: Each Fund will address this comment in the October 31, 2021 Annual Report.

5. With respect to the Open-End and Closed-End Funds, disclose any amounts payable to Trustees separately in the Statement of Assets and Liabilities, if applicable.

Comment 5 Response: This is not applicable, as all Funds had no balances payable to trustees at the end of the fiscal year. The Funds pay trustee fees on a fiscal quarter basis in advance and generally will not have payable balances at the end of the reporting period. We will monitor for this situation in future Annual Reports.

6. With respect the Closed-End Funds, disclose the accounting policy and provide a reference to the accounting publication as it related to offering costs provided in the Statements in Changes in Assets. Also, explain why offering costs are positive. Confirm that the accounting policy for offering costs will be disclosed in future financials, if appropriate.

Comment 6 Response: Offering costs are charged to paid-in capital upon sale of shares, as outlined in the AICPA Accounting and Audit Guide for Investment Companies, Chapter 8, Section 29. The Annual Report dated October 31, 2020 included immaterial positive offering costs due to an accounting adjustment of previously estimated expenses related to the 2019 rights offerings. This confirms that the accounting policy for offering costs will be disclosed in future financials, if appropriate.

7. With respect to the Closed-End Funds, disclose the terms of payment to the administrator, ALPS. Disclose the actual rates paid ALPS in notes to financial statements in the future.

Comment 7 Response: The basis and frequency of payments to ALPS and the services provided by ALPS to the Funds are described in note 5, Investment Advisory and Administration Agreements, in the Notes to Financial Statements. The amounts paid in administration fees for each Fund are included in the Statements of Operations. In addition, the Funds will disclose the actual rates paid ALPS in notes to financial statements in the Annual Report.

8. With respect to the Closed-End Funds, disclose the fair value of borrowings as required by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes, Chapter 7, Section 73.

Comment 8 Response: Each Fund will address this comment in the October 31, 2021 Annual Report.

9. With respect to the Closed-End Funds, in the Financial Highlights Table, explain in a footnote the differences between the total return and net assets total return.

Comment 9 Response: Each Fund will address this comment in the October 31, 2021 Annual Report.

10. With respect to the Open-End Fund, explain how the gross expenses from the Financial Highlights agree with the Prospectus update for each share class.

Comment 10 Response: The most significant contributor to differences between gross expenses in the Financial Highlights and the Prospectus update is Acquired Fund Fees and Expenses of 0.22%.

11. Add Clough Funds Trust to the Subject line.

Comment 11 Response: Clough Funds Trust has been added to the Subject line.

The secondary driver is the restatement of fund level expenses. Fund level expenses are allocated to each share class daily in the accounting system, based on relative net assets. Because of the low net assets of the Fund, and especially in Investor Class, Class A, and Class C, the accumulation of such daily allocated fees, as presented in the Financial Highlights, can differ for each share class as compared to the fund level expense. The preparation of the prospectus fee table includes a restatement of fund level expenses for each share class.

12. Explain how the restatement complies with 3(d)(iii) of Item 3 of Form N-1A.

Comment 12 Response: The gross expenses in the expense tables of the Open-End Fund’s prospectus are calculated per N-1A and are correct. The “Other Expenses” in the Statement of Operations in the Annual Report for Class A and Investor Class were understated by 10 bps each. However, the shareholder servicing expense was overstated by 10bps. As a result, the net expense ratios in the financial highlights of the Annual Report are correct. This was corrected in the expense table of the Open-End Fund’s prospectus and will be corrected in future reports.

13. For GLQ, confirm that the following disclosures in the prospectus will be included in the next Annual Report to Shareholders:

a.	Page 21- The first paragraph on this page did not appear in the Annual Report disclosures.

b.	Page 23: The italicized heading at the top of the page is inconsistent with the Annual Report disclosures. “Government Debt” is not included in the Annual Report.

c.	Page 23: The 8b-16 disclosures on page 88 of the Annual Report discloses the following: The Fund may invest up to 20% of its total assets in corporate bonds, debentures and other debt securities.

d.	Page 23- Third paragraph is inconsistent with Annual Report disclosures: The Fund will not invest more than 10% of its total assets in debt securities rated below investment grade (i.e., securities rated lower than Baa by Moody's Investors Service, Inc. ("Moody's") or lower than BBB by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P")), or their equivalent as determined by Clough. These securities are commonly referred to as "junk bonds." The foregoing credit quality policy applies only at the time a security is purchased, and the Fund is not required to dispose of securities already owned by the Fund in the event of a change in assessment of credit quality or the removal of a rating.

Comment 13 Response: This confirms that the disclosures referenced above will be included in the Annual Report to Shareholders.

Very Truly Yours,

/s/ Clifford J. Alexander
Clifford J. Alexander